UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2017 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein.

Exhibit 1:	Notice of Extraordinary General Meeting of the Shareholders, and Proxy Statement, dated February 16, 2017.

Exhibit 2:	Proxy Card for registrant’s Extraordinary General Meeting of the Shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: February 16, 2017

Exhibit Index

Exhibit 1:	Notice of Extraordinary General Meeting of the Shareholders, and Proxy Statement, dated February 16, 2017.

Exhibit 2:	Proxy Card for registrant’s Extraordinary General Meeting of the Shareholders.